    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         ZENITH ELECTRONICS CORPORATION

             (Exact name of Registrant as specified in its charter)

               DELAWARE                               36-1996520
     (State or other jurisdiction                  (I.R.S. Employer
  of incorporation or organization)              Identification No.)

                             1000 MILWAUKEE AVENUE
                            Glenview, Illinois 60025
                                  708-391-7000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                John Borst, Jr.
                                General Counsel
                         Zenith Electronics Corporation
                             1000 Milwaukee Avenue
                            Glenview, Illinois 60025
                                  708-391-7000

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                    COPY TO:
                                 Thomas A. Cole
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois 60603
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED        PROPOSED
                                                                      MAXIMUM         MAXIMUM        AMOUNT OF
              TITLE OF EACH CLASS OF                  AMOUNT TO    OFFERING PRICE    AGGREGATE     REGISTRATION
           SECURITIES TO BE REGISTERED              BE REGISTERED    PER SHARE     OFFERING PRICE       FEE
Common Stock, $1.00 par value.....................  6,835,246(1)     $7.8125(2)    $53,400,359(2)     $18,414
Common Stock Purchase Rights......................  6,835,246(3)      --   (3)        --   (3)       --   (3)

(1) Based on the number of shares issuable upon conversion of $55,000,000 principal amount of the Company's 8.5% Senior Subordinated Convertible Debentures due 2000 at the initial conversion price of $9.76 and $12,000,000 principal amount of the Company's 8.5% Senior Subordinated Convertible Debentures due 2001 at the initial conversion price of $10.00. The number of shares issuable upon conversion is subject to change to prevent dilution resulting from stock splits, stock dividends or similar transactions, and this Registration Statement shall cover the additional securities to be offered or issued in connection therewith.
(2) Estimated solely for the purpose of calculating the registration fee and based upon the average of the high and low sale price of Common Stock of the Registrant on the New York Stock Exchange on February 1, 1994.
(3) Rights are initially carried and traded with the Common Stock of the Registrant. Value attributable to such Rights, if any, is reflected in the market price of the Common Stock.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS
                                                                          [LOGO]
ZENITH ELECTRONICS CORPORATION

COMMON STOCK
($1.00 PAR VALUE)

                            ------------------------

This Prospectus relates to shares of Common Stock, $1.00 par value (the "Common Stock"), of Zenith Electronics Corporation ("Zenith" or the "Company") issuable upon the conversion of the Company's $55 million principal amount of 8.5% Senior Subordinated Convertible Debentures due 2000 and $12 million principal amount of 8.5% Senior Subordinated Convertible Debentures due 2001 (collectively, the "8.5% Debentures"). The shares of Common Stock to which this Prospectus relates (the "Shares") will be offered by the holders of the 8.5% Debentures who exercise their right to convert the 8.5% Debentures into Common Stock (the "Selling Stockholders"). See "Selling Stockholders."

The Selling Stockholders will receive all of the net proceeds from the sale of the Shares and will pay all underwriting discounts or commissions, if any, applicable to the sale of the Shares. The Company is responsible for the payment of all other expenses incident to the offer and sale of the Shares.

The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on the New York Stock Exchange or the Chicago Stock Exchange. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Stockholders and any broker-dealers, agents or underwriters which participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them or purchases by them of the Shares at a price less than the initial price to the public may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

The Common Stock is listed on the New York and Chicago Stock Exchanges under the symbol "ZE" and is also registered on the Basel, Geneva and Zurich, Switzerland Stock Exchanges. On February 3, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $8 3/4 per share. See "Price Range of Common Stock."

SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is February   , 1994.

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY OR THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Certain information, as of particular dates, concerning the Company's directors and officers, their compensation, the principal holders of securities of the Company and any material interests of such persons in transactions with the Company is discussed in proxy statements of the Company distributed to stockholders of the Company and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such reports, proxy statements and other information can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.

    The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the
"Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Branch of the Commission upon payment at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed by the Company with the Commission are incorporated by reference in this Prospectus:

       (a)the Company's Annual Report on Form 10-K for the year ended December 31, 1992;

       (b)the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended April 3, 1993, July 3, 1993 and October 2, 1993; and

       (c)the Company's Current Reports on Form 8-K, dated March 11, 1993, March 26, 1993, May 21, 1993, July 29, 1993, September 21, 1993, October 21,
    1993, November 19, 1993, November 24, 1993, December 14, 1993, December 15, 1993, January 11, 1994, January 13, 1994, January 31, 1994 and February 4, 1993.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of securities contemplated hereby shall be deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for all purposes of this Prospectus or such Prospectus Supplement to the extent that a statement contained herein, therein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein or in such Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: David S. Levin, Secretary, Zenith Electronics Corporation, 1000 Milwaukee Avenue, Glenview, Illinois 60025; telephone number (708) 391-8048.

                                  THE COMPANY

    Zenith was founded in 1918 and has been a leader in consumer electronics, first in radio and later in monochrome and color television and other video products.

    Zenith operations involve a dominant industry segment, the design, development, and manufacture of video products (including color television sets and other consumer products) along with parts and accessories for such products. These products along with purchased video cassette recorders are sold principally to retail dealers and wholesale distributors in the United States, Canada and other foreign countries. The Company also sells directly to buying groups, private label customers and the lodging, health care and rent-to-own industries.

    Zenith's video products also include color picture tubes that are produced for and sold to other manufacturers; video monitors (including monitors that use the Company's patented flat tension mask (FTM) picture tube) which are primarily produced for and sold to computer manufacturers; and cable and subscription television products which are sold primarily to cable television operators. The Company also makes power supplies, hybrid microcircuits and high-security electronic equipment.

    The Company has reported substantial losses from its continuing operations for the last eight years. These results reflect the cumulative effect of frequent and significant color TV price reductions during the 1980s and, in more recent years, also reflect recessionary conditions in the United States. In addition, the Company has invested significant amounts in engineering and research in recent years, which amounts have been expensed as incurred.

    The Company, which is incorporated under the laws of the State of Delaware, has its principal executive offices at 1000 Milwaukee Avenue, Glenview, Illinois 60025. Its telephone number is (708) 391-7000.

                              RECENT DEVELOPMENTS

    On January 28, 1994, the Company entered into the Fourth Amendment (the "Fourth Amendment") dated as of January 28, 1994 to its Credit Agreement dated as of May 21, 1993 with General Electric Capital Corporation, as Agent and Lender, The Bank of New York Commercial Corporation, as Lender, and Congress Financial Corporation, as Lender, as amended (the "Credit Agreement"). The Fourth Amendment revised certain financial covenants (restrictions on capital expenditures, the quarterly minimum net worth test and the quarterly ratio of liabilities to net worth requirement) as of December 31, 1993. See "Credit Agreement." The Fourth Amendment was negotiated as a result of the Company's previously announced plan to take a fourth quarter 1993 special charge of about $30 million, primarily for non-cash fixed assets and inventory write downs, as well as severance costs. The special charge relates to the Company's plan to restructure certain product areas and re-engineer its core consumer electronics and cable business, which will affect computer monitors and magnetics, product areas in which the Company is bringing production capacity more in line with expected levels of business.

    On January 13, 1994, the Company redeemed all $34.5 million outstanding principal amount of its 12 1/8% Notes due January 15, 1995 at a redemption price equal to par plus accrued interest.

                           INVESTMENT CONSIDERATIONS

    THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING AN INVESTMENT IN ANY SHARES OF COMMON STOCK OFFERED HEREBY:

    LOSSES  FROM CONTINUING  OPERATIONS.   The Company  has reported substantial
losses from its continuing operations for the last eight years. The color television market in the United States has been under intense pricing pressure for many years and color television prices have dropped sharply, resulting in substantially reduced profit margins. Although the Company has benefitted from major cost-reduction programs, lower sales and inflationary cost increases have more than offset such cost reduction benefits. In recent years, operating results have also been adversely affected by significant restructuring charges, start-up costs for new programs and costs related to downsizing certain non-consumer businesses. The Company expects a loss in the fourth quarter and the full year 1993 despite record industry unit volume. The Company also plans to take a special charge of about $30 million in the fourth quarter of 1993. See "Recent Developments." There can be no assurance that the Company's net operating losses will not continue for the foreseeable future.

    LIQUIDITY. Cash decreased from $176 million at December 31, 1989 to zero at October 2, 1993. (Due to the seasonal nature of the Company's business, cash available peaks after year ends). Of the total cash decrease, $67 million was related to the disposition of the discontinued computer products business and took place in 1990, while the remaining $109 million related to ongoing operations, including cash used for operating activities, investing activities and financing activities. The Company's borrowings during this period have increased, and the Company entered into the Credit Agreement in May of 1993. The maximum commitment of funds available for borrowing under the Credit Agreement is $90 million, based upon a borrowing base formula related to eligible accounts and eligible inventory (each as defined in the Credit Agreement). As of February 3, 1994, the Company had outstanding borrowings under the Credit Agreement of $25 million. The Credit Agreement is scheduled to expire in December 1994. See "Credit Agreement." Although the Company believes that its Credit Agreement, together with extended-term payables available from a foreign supplier and its continuing efforts to obtain other financing sources, will be adequate to meet its seasonal working capital needs, there can be no assurance that the Company may not experience liquidity problems in the future because of adverse market conditions or other unfavorable events.

    BUSINESS STRATEGY. The Company's business strategy involves improving the profitability of core businesses and the introduction of new products, such as high-definition television, home theater TVs and new digital cable products, as well as the restructuring of certain business operations. These efforts to improve profitability, develop and introduce new products and restructure operations are expected to continue to involve significant expenditures by the Company in 1994 and beyond. There can be no assurance that the Company will achieve the improvement in financial results expected from this business strategy.

    COMPETITION. The Company's major product areas, including the color television market, are highly competitive. The Company's major competitors are foreign-owned global giants, generally with greater financial, marketing, manufacturing and technical resources. In efforts to increase market share or achieve higher production volumes, the Company's competitors have aggressively lowered their selling prices. Some of the Company's foreign competitors have been capable of offsetting the effects of U.S. price reductions through sales at higher margins in their home markets and through direct governmental supports. There can be no assurance that such competition will not continue to adversely affect the Company's performance or that the Company will be able to maintain its market share in the face of such competition.

                                CREDIT AGREEMENT

    THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE CREDIT AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CREDIT AGREEMENT, AS AMENDED, A COPY OF WHICH IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

    The Credit Agreement provides the Company with a credit facility having an aggregate maximum commitment of $90 million based on a borrowing base formula related to eligible accounts and eligible inventory (each as defined in the Credit Agreement). The Credit Agreement includes terms, conditions, representations and warranties, covenants, indemnities and events of default and other provisions which are customary in such agreements.

    The Credit Agreement terminates on December 31, 1994 (unless extended by agreement of the lenders), at which time all outstanding indebtedness under such credit facility would have to be repaid or refinanced. In the event that the Company receives proceeds from the issuance of certain debt or equity securities or from the sale of certain material assets, such proceeds must be applied to prepay any outstanding borrowings under the Credit Agreement. In the event of certain material asset transactions, the Credit Agreement requires a partial reduction in the maximum commitment of the lenders.

    The Credit Agreement interest rate is the Base Rate (as defined) plus 1 3/4% per annum on the outstanding borrowings. Additionally, the Company pays a 1/2% non-use fee on the unused portion of the credit facility. Loans under the Credit Agreement are secured by accounts receivable, inventory, general intangibles, trademarks and the tuning system patent license agreements of the Company and certain of its domestic subsidiaries.

    The Credit Agreement contains covenants that include, among other things, requirements to maintain certain financial tests and ratios (including a minimum net worth and a liabilities to net worth ratio), and certain restrictions and limitations, including those on capital expenditures, dollar limits on the amount of inventory for certain of the Company's products, changes in control, payments of dividends, sales of assets, investments, additional borrowings, mergers and purchases of stock and assets.

    The Credit Agreement contains restrictive financial covenants that must be maintained as of the end of each fiscal quarter, including a liabilities to net worth ratio and a minimum net worth amount. The ratio of liabilities to net worth and minimum net worth amount varies from quarter to quarter. As of October 2, 1993, the ratio of liabilities to net worth was required to be not greater than 2.93 to 1.0 and was actually 2.60 to 1.0, and net worth was required to be equal to or greater than $170.0 million and was actually $174.9 million. The Fourth Amendment to the Credit Agreement increased the allowed ratio of liabilities to net worth as of December 31, 1993 from 2.29 to 1.0 to 3.70 to 1.0 and reduced the required net worth as of December 31, 1993 from $178.0 million to $140.0 million. Also due to the Fourth Amendment, at the end of each of the first three fiscal quarters of 1994, the liabilities to net worth ratio is required to be maintained at various levels ranging from a high of 4.95 to 1.0 to a low of 3.70 to 1.0, and minimum net worth is required to be maintained at amounts ranging from a high of $140 million to a low of $101 million. See "Recent Developments."

    The Credit Agreement prohibits dividend payments on Common Stock and any of the Company's preferred stock, if issued. See "Dividend Policy."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following consolidated results of operations data relating to the years ended December 31, 1992, December 31, 1991 and December 31, 1990 and the following consolidated balance sheet data at December 31, 1992 and December 31, 1991 are derived from and should be read in conjunction with the consolidated financial statements, including the notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein. The consolidated results of operations data relating to the years ended December 31, 1989 and December 31, 1988 and the consolidated balance sheet data at December 31, 1990, December 31, 1989 and December 31, 1988 are derived from the Company's previously audited financial statements.

                                                                YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------------------------
                                            1992(2)        1991          1990          1989          1988
                                          -----------   -----------   -----------   -----------   -----------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS DATA:
Net sales...............................  $  1,243.5    $  1,321.6    $  1,409.9    $  1,548.9    $  1,401.0
                                          -----------   -----------   -----------   -----------   -----------
Cost of products sold...................     1,179.3       1,208.4       1,295.9       1,407.0       1,248.2
Selling, general and administrative.....        94.0         101.2         106.5         103.9         109.1
Engineering and research................        55.4          54.1          55.9          51.4          59.0
Other operating expense (income), net...       (24.3)           .5          (2.0)         (2.7)         (1.1)
Restructuring and other charges.........        48.1          --            --            --            --
                                          -----------   -----------   -----------   -----------   -----------
Operating income (loss).................      (109.0)        (42.6)        (46.4)        (10.7)        (14.2)
Interest expense........................       (13.7)        (12.4)        (12.6)         (6.0)         (6.5)
Interest income.........................          .9           3.6           4.6            .8            .9
Gain on sale of properties, and other,
 net....................................        --            --             1.1           1.1           6.6
                                          -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes.......      (121.8)        (51.4)        (53.3)        (14.8)        (13.2)
Income taxes (credit)...................       (15.9)           .2            .9            .2            .8
                                          -----------   -----------   -----------   -----------   -----------
Income (loss) from continuing
 operations.............................      (105.9)        (51.6)        (54.2)        (15.0)        (14.0)
Income (loss) from discontinued
 operations(1)..........................        --            --           (11.0)        (51.4)         22.7
                                          -----------   -----------   -----------   -----------   -----------
Net income (loss).......................  $   (105.9)   $    (51.6)   $    (65.2)   $    (66.4)   $      8.7
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
PER SHARE DATA:
Income (loss) from continuing
 operations.............................  $     (3.59)  $     (1.79)  $     (2.02)  $      (.56)  $      (.54)
Income (loss) from discontinued
 operations(1)..........................        --            --             (.41)        (1.92)          .87
                                          -----------   -----------   -----------   -----------   -----------
Net income (loss) per share.............  $     (3.59)  $     (1.79)  $     (2.43)  $     (2.48)  $       .33
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
BALANCE SHEET DATA (END OF PERIOD):
Assets of continuing operations.........  $    578.6    $    686.9    $    722.7    $    920.7    $    724.2
Assets of discontinued operations(1)....        --            --            --            --           442.8
                                          -----------   -----------   -----------   -----------   -----------
    Total assets........................  $    578.6    $    686.9    $    722.7    $    920.7    $  1,167.0
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
OTHER DATA (CONTINUING OPERATIONS):
Depreciation............................  $     37.7    $     37.9    $     38.8    $     40.5    $     38.9
Capital additions, net..................        25.7          23.9          30.8          32.9          19.9
Cash....................................         5.8          36.3          56.3         175.7          26.3
Working capital.........................       170.6         254.3         283.8         333.1         107.0
Short-term debt.........................        10.1          --            --            38.9         106.9
Long-term debt..........................       149.5         149.5         151.1         150.9         308.6
Stockholders' equity....................       210.1         308.8         345.9         404.5         470.0

- ------------------------------
(1) On December 28, 1989, the Company sold its computer products business to Groupe Bull and received a closing-date payment of $496.4 million in cash. The 1990 results reflect an $11.0 million adjustment to the previously recorded gain on such sale based upon the receipt of an additional, final post-closing payment of $15.0 million.
(2) Includes $48.1 million of restructuring and other charges, $26.0 million of royalty income and $15.9 million of income tax credits.

                                 CAPITALIZATION

    The following table sets forth a summary of the short-term debt and capitalization of the Company, on a consolidated basis (a) at October 2, 1993, and (b) as adjusted to reflect the issuance and sale by the Company of $67 million principal amount of 8.5% Debentures and the use of the net proceeds therefrom to repay borrowings under the Credit Agreement and to redeem the 12 1/8% Notes on January 13, 1994. See "Recent Developments."

                                                               OCTOBER 2, 1993
                                                           -----------------------
                                                           ACTUAL     AS ADJUSTED
                                                           -------   -------------
                                                            (DOLLARS IN MILLIONS)
                                                                 (UNAUDITED)
SHORT-TERM DEBT:
      Total short-term debt..............................  $  61.5         $ 29.0
                                                           -------   -------------
                                                           -------   -------------
LONG-TERM DEBT:
  12 1/8% Notes due 1995.................................  $  34.5        -$-
  6 1/4% Convertible Subordinated Debentures due 2011....    115.0          115.0
  8.5% Senior Subordinated Convertible Debentures due
   2000..................................................    --              55.0
  8.5% Senior Subordinated Convertible Debentures due
   2001..................................................    --              12.0
                                                           -------   -------------
      Total long-term debt...............................    149.5          182.0
                                                           -------   -------------
STOCKHOLDERS' EQUITY:
  Common stock, $1 par value; 100,000,000 shares
   authorized;
   34,111,358 shares issued(1)...........................     34.1           34.1
  Additional paid-in capital.............................    193.4          193.4
  Retained earnings (deficit)............................    (52.1)         (52.1)
  Cost of 21,000 common shares in treasury...............      (.5)           (.5)
                                                           -------   -------------
      Total stockholders' equity.........................    174.9          174.9
                                                           -------   -------------
      Total long-term debt and stockholders' equity......  $ 324.4         $356.9
                                                           -------   -------------
                                                           -------   -------------

- ------------------------
(1) Shares of Common Stock issued and outstanding as of October 2, 1993 do not include, as of February 2, 1994, (i) 10,515,246 shares reserved for conversion of the 8.5% Debentures and the 6 1/4% Convertible Subordinated Debentures, (ii) 2,674,136 shares reserved for sale to directors, officers and key employees of the Company under approved stock option plans, (iii) 18,198,207 shares reserved for issuance under the Company's Stockholder Rights Plan (see "Description of Capital Stock -- Stockholder Rights Plan"), (iv) 96,552 shares issued January 13, 1994 in a private placement in settlement of a patent infringement action, (v) 995,904 shares issued January 28, 1994 to the Company's employee profit sharing plans and (vi) approximately 1,772,700 shares sold by the Company after October 2, 1993 and prior to February 4, 1994 through an agent by means of ordinary broker's transactions on the New York Stock Exchange. The Company has the ability to sell up to approximately 477,300 additional shares pursuant to an effective registration statement. At the Company's Annual Meeting of Stockholders held on May 4, 1993, the stockholders approved the authorization of 8,000,000 shares of preferred stock of which none are issued or outstanding as of the date of this Prospectus.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is listed on the New York and Chicago Stock Exchanges. Set forth below are the high and low sale prices per share (as reported on the New York Stock Exchange) for the fiscal quarters indicated.

                              HIGH        LOW
                             -------    -------
1991:
  First Quarter..........    $ 9 3/8    $ 6 1/8
  Second Quarter.........      8 5/8      6 3/8
  Third Quarter..........      7 1/4      5 3/8
  Fourth Quarter.........      7 5/8      5 1/8
1992:
  First Quarter..........     11 1/8      7 1/4
  Second Quarter.........      9 3/8      6 3/4
  Third Quarter..........      8          6 1/8
  Fourth Quarter.........      7          5
1993:
  First Quarter..........      8 3/8      5 7/8
  Second Quarter.........     10 1/2      6 1/2
  Third Quarter..........      8 3/8      6 1/4
  Fourth Quarter.........      8 1/8      6 1/4
1994:
  First Quarter (through
   February 3, 1994).....      8 3/4      7

    The last reported sale price for the Common Stock on the New York Stock Exchange on February 3, 1994 was $8 3/4 per share.

                                DIVIDEND POLICY

    The Company has paid no cash dividends on its Common Stock since 1982 and does not anticipate paying any in the foreseeable future. Dividends may be paid on the Common Stock, when and if declared by the Company's Board of Directors, out of funds legally available therefor. In general, the Credit Agreement provides that the Company and its subsidiaries cannot pay dividends, make any other distributions or redeem, purchase, prepay or otherwise acquire or retire any class of stock of the Company or its subsidiaries and restricts dividend payments on any of the Company's preferred stock, if issued. In addition, the agreements under which the 8.5% Debentures were issued each provide that the aggregate amount of the dividend payments, distributions or purchases or redemptions of any class of capital stock of the Company or its subsidiaries from and after November 19, 1993 cannot exceed the sum of (i) 80% of the Company's cumulative consolidated operating net income (or if a loss, 100% of such loss) plus (ii) the aggregate net proceeds received by the Company from certain issuances of its capital stock (except redeemable stock) less the aggregate amount of proceeds used to prepay, redeem, retire or otherwise acquire securities subordinate in right of payment to the 8.5% Debentures.

                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARIES DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FOLLOWING DOCUMENTS:
(I) THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, (II) THE COMPANY'S BY-LAWS, AS AMENDED TO DATE (THE "BY-LAWS"), AND (III) THE RIGHTS AGREEMENT, AS AMENDED, BETWEEN THE COMPANY AND THE BANK OF NEW YORK, AS RIGHTS AGENT (THE "RIGHTS AGREEMENT"). A COPY OF EACH OF THE RESTATED CERTIFICATE OF INCORPORATION, BY-LAWS AND RIGHTS AGREEMENT IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

    The Company's Restated Certificate of Incorporation, as amended, authorizes the issuance of 100,000,000 shares of Common Stock, par value $1.00 per share, of which 36,396,414 shares were outstanding on February 2, 1994, and 8,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), of which none is outstanding as of the date of this Prospectus.

PREFERRED STOCK

    Under the Restated Certificate of Incorporation, the Board of Directors of the Company is authorized, without the necessity of further action or authorization by the stockholders (unless required in a specific case by applicable law or regulations or stock exchange rules), to issue Preferred Stock from time to time in one or more series and to determine all relevant terms of each such series, including but not limited to the following: (a) the number of shares constituting such series; (b) the dividend rates and priority, if any, and whether the dividends would be cumulative and, if so, from what date or dates; (c) whether the holders of the shares of such series would have full, limited or no voting powers; (d) whether, and upon what terms, the shares of such series would be convertible into, or exchangeable for, other securities;
(e)  whether and upon what terms, the shares of such series would be redeemable;
(f) whether a sinking fund would be provided for the redemption of the shares of such series and, if so, the terms thereof; and (g) the preference, if any, to which shares of such series would be entitled in the event of voluntary or involuntary liquidation of the Company. The Restated Certificate of Incorporation, however, provides that, with respect to voting powers, holders of a series of Preferred Stock (i) will not be entitled to more than the lesser of
(x) one vote per $100 of liquidation value or (y) one vote per share and (ii) will not be entitled to a class vote (other than as required by law and other than the limited right to elect two additional directors in the event of the failure to pay in full dividends on any series of Preferred Stock for any six quarterly dividend periods).

    Even though the voting rights of any Preferred Stock that may be issued will be limited, the issuance of Preferred Stock could be used to discourage attempts to acquire control of the Company which the Board of Directors oppose. The Board of Directors has represented that it will not authorize the Company to issue, without prior stockholder approval, any series of Preferred Stock to any individual or group (i) for any defensive or anti-takeover purpose, (ii) with features intended to make any attempted acquisition of the Company more difficult or costly or (iii) for the purpose of creating a block of voting power which has agreed to support the Board and management on a controversial issue. This representation does not preclude the Board from authorizing the issuance of a series of Preferred Stock in a public offering.

COMMON STOCK

    Holders of the Common Stock are entitled to one vote for each share held of record, in person or by proxy, at all meetings of the stockholders and on all propositions before such meetings. The Common Stock does not have cumulative voting rights in the election of directors. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of liquidation, dissolution or winding up of the affairs of the Company, the assets remaining after provision for payment of creditors and after distribution in full of the preferential amount to be distributed to the holders of shares of any Preferred Stock, are distributable pro rata among holders of Common Stock.

    The transfer agent and registrar of the Company's Common Stock is The Bank of New York, 101 Barclay Street, New York, New York 10286.

STOCKHOLDER RIGHTS PLAN

    Pursuant to a Stockholder Rights Plan adopted in 1986 and subsequently amended, the Company distributed one common stock purchase right (collectively, the "Rights") for each outstanding share of Common Stock and will issue a Right with each share of Common Stock that subsequently becomes outstanding (including shares of Common Stock offered hereby) unless the Board of Directors provides otherwise at the time of issuance of such share. The Company will issue a Right with each share of Common Stock offered hereby. Each Right will entitle the holder thereof, until October 14, 1996 (or, if earlier, the redemption of the Rights) to purchase one-half of one share of Common Stock at an exercise price of $37.50, subject to certain antidilution adjustments. The Rights will be represented by the

Common Stock certificates and will not be exercisable, or transferable apart from the Common Stock, until the earlier of (i) the tenth day after the date (the "Stock Acquisition Date") of a public announcement that a person or group of associated or affiliated persons (an "Acquiring Person") has acquired beneficial ownership of 25% or more of the Common Stock or (ii) the tenth day after the date of the commencement by any person or group of, or first public announcement of the intent of any person or group to commence, a tender or exchange offer, the consummation of which would result in such person or group having beneficial ownership of 25% or more of the Common Stock (the earlier of such days being referred to herein as the "Distribution Date"). The Rights will at no time have any voting rights.

    In the event that any person becomes an Acquiring Person (i.e. beneficial owner of 25% or more of the Company's Common Stock), proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon such exercise, that number of shares of Common Stock having a market value of two times the exercise price of the Right. This provision is generally referred to as the "flip-in" provision. Thus, a holder of a Right could purchase shares of Common Stock having a market value of $75.00 upon payment of $37.50. Notwithstanding the foregoing, following the occurrence of such event, all Rights that are or (under certain circumstances) were beneficially owned by an Acquiring Person will be null and void.

    In the event that on or after the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. This provision is generally referred to as the "flip-over" provision.

    At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right, subject to adjustment (the "Redemption Price"). After the Stock Acquisition Date, the Company's right of redemption will be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company, provided that there is no other Acquiring Person at the time.

    In addition, if a bidder who does not beneficially own more than 1% (or who owned more than 1% of the Common Stock on April 26, 1988 but does not acquire any additional shares after such date and prior to the submission of the proposal described below) of the Common Stock (and who has not within the past year owned in excess of 1% (subject to the exception set forth above) of the Common Stock and has not disclosed, or caused the disclosure of, an intention which relates to or would result in the acquisition of influence of control of the Company) proposes to acquire all of the Common Stock for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then the Company, upon the request of the bidder, will hold a special stockholders meeting to vote on a resolution requesting the Board of Directors to accept the bidder's proposal.

    If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of 60 days after such meeting the Rights will be automatically redeemed at the Redemption Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder; PROVIDED, HOWEVER, that no such redemption will be permitted or required after any person has become an Acquiring Person.

    Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights or upon the effectiveness of the redemption pursuant to the stockholder vote, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    At any time after any person has become an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than the Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one-half of a share of Common Stock per Right (subject to adjustment), PROVIDED, that no such exchange shall be effected unless (i) the market value of one-half of a share of Common Stock exceeds the Redemption Price per Right and (ii) the exchange has been approved by a majority of the Disinterested Directors (as defined).

    Prior to the Distribution Date, the Company may, without the approval of the holders of Common Stock, amend any provision of the Rights Agreement, except that no such amendment shall be made which reduces the Redemption Price, shortens the "Final Expiration Date" (as defined), or increases the "Purchase Price" (as defined) or the number of one-halves of a share of Common Stock for which a Right is exercisable.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

    The Rights Agreement dated as of October 3, 1986 and as subsequently amended between the Company and The Bank of New York, successor Rights Agent, specifies the terms of the Rights, and the foregoing description of the Rights is qualified in its entirety by reference to such Rights Agreement. A copy of the Rights Agreement is available upon written request, which should be directed to David S. Levin, Secretary, Zenith Electronics Corporation, 1000 Milwaukee Avenue, Glenview, Illinois 60025.

REGISTRATION RIGHTS

    GoldStar Co., Ltd ("GoldStar"), the holder of 1,450,000 shares of Common Stock, and the Company have entered into a Registration Rights Agreement, dated as of February 25, 1991, (the "Registration Rights Agreement"), granting GoldStar the right to two demand registrations under the Securities Act of 1933, as amended, of Common Stock and unlimited piggyback registrations over a period of three years from the date thereof. Such registration rights may be transferred to any subsequent holder of at least 300,000 shares; provided, that the total number of demand registrations shall not be affected thereby. The Company will not be required to effect any demand registration unless the
registration  request  relates   to  Voting  Securities   (as  defined  in   the
Registration Rights Agreement) representing at least 2% of the total voting power of all outstanding Voting Securities.

DELAWARE STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock, for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

                              SELLING STOCKHOLDERS

    The shares of Common Stock offered by this Prospectus (i) are issuable to the holder(s) of the 8.5% Debentures upon conversion thereof, if converted (the "Selling Stockholders"), and (ii) are offered for the account of the Selling Stockholders. The 8.5% Debentures may be transferred or assigned by the holders thereof between the date of this Prospectus and the date of conversion, if converted. In addition, the number of shares of Common Stock issuable to the holders of 8.5% Debentures upon conversion will be determined based upon the applicable conversion price at the time of conversion. The Prospectus Supplement(s) to this Prospectus relating to the offering of shares of Common Stock by the Selling Stockholders will set forth the names of the Selling Stockholder(s)offering shares of Common Stock, and the number of shares of Common Stock (i) owned by such Selling Stockholder(s) prior to the offering, (ii) offered pursuant thereto and (iii) to be owned upon completion of the offering.

    Set forth below is a list of the principal amount of 8.5% Debentures owned by the holders thereof as of February 3, 1994. Such holders of 8.5% Debentures may or may not be Selling Stockholders hereunder after conversion of the 8.5% Debentures, if converted.

                            8.5% DEBENTURES DUE 2000

NAME OF HOLDER                                                                     PRINCIPAL AMOUNT    PERCENTAGE
- ---------------------------------------------------------------------------------  -----------------  -------------
Zeneca Holdings Pension Fund.....................................................   $       460,000           .9
State of Delaware Retirement Fund................................................         1,000,000          1.8
Oregon Equity Fund...............................................................         2,000,000          3.6
SAIF Corp. ......................................................................         1,850,000          3.4
Nalco Chemical Retirement Trust..................................................           150,000           .3
Merrill Lynch World Income Fund..................................................         1,000,000          1.8
Cincinnati Financial Corporation.................................................         1,500,000          2.8
ICI America......................................................................           540,000          1.0
Reliance Insurance Company.......................................................        36,000,000         65.5
Investors Bank & Trust Co........................................................         1,000,000          1.8
McMahan Capital Markets L.P......................................................         1,000,000          1.8
The Bond Fund For Growth.........................................................         1,000,000          1.8
RAS Trading L.P..................................................................         4,500,000          8.2
Bear, Stearns & Co., Inc.........................................................         3,000,000          5.5
                                                                                   -----------------     -----
        Total....................................................................   $    55,000,000            100
                                                                                   -----------------     -----
                                                                                   -----------------     -----

                            8.5% DEBENTURES DUE 2001

NAME OF HOLDER                                                                     PRINCIPAL AMOUNT    PERCENTAGE
- ---------------------------------------------------------------------------------  -----------------  -------------
RAS Trading L.P..................................................................   $     3,000,000          25.0
Cincinnati Financial Corporation.................................................         1,500,000          12.5
Loomis Sayles Orange City........................................................         1,000,000           8.3
McMahan Capital Markets L.P......................................................         1,000,000           8.4
The Bond Fund For Growth.........................................................           500,000           4.2
Investors Bank & Trust Co........................................................           500,000           4.2
Merill Lynch World Income Fund...................................................         2,000,000          16.7
Loomis Sayles World B............................................................  1,100,000.......           9.2
Loomis Sayles World RSBP.........................................................           400,000           3.4
HFD Loomis Sayles................................................................         1,000,000           8.3
                                                                                   -----------------          ---
        Total....................................................................   $    12,000,000           100
                                                                                   -----------------          ---
                                                                                   -----------------          ---

                              PLAN OF DISTRIBUTION

    The Shares offered hereby are being sold by the Selling Stockholders acting as principals for their own accounts. The Company will not receive any of the proceeds of this offering.

    The Selling Stockholders, directly or through brokers, dealers, underwriters or agents, may sell some or all of the Shares. Any broker, dealer, underwriter or agent participating in a transaction involving the Shares may receive a commission from the Selling Stockholders. The broker, dealer or underwriter may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Selling Stockholders, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Selling Stockholders.

    A broker, dealer or underwriter who acquires the Shares from the Selling Stockholders as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block transactions and which may also involve sales to or through another broker, dealer, underwriter or agent including transactions of the nature described above) on the New York or Chicago Stock Exchanges, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. In connection with such resales, the broker, dealer, underwriter or agent may pay commissions to or receive commissions from the purchasers of the Shares. The Selling Stockholders also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter or agent and without the payment of any commissions.

    The Company is bearing all of the costs relating to the registration of the Shares. Any commissions, discounts or other fees payable to a broker, dealer or underwriter in connection with the sale of any of the Shares will be borne by the Selling Stockholders or other persons selling the Shares.

    The Company has agreed to indemnify the Selling Stockholders, any "underwriter" and any person who controls the Selling Stockholders or any underwriter against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act. Any commissions paid or any discounts or concessions, allowed to any broker, dealer or underwriter and if any such broker, dealer or underwriter purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby and certain legal matters will be passed upon for the Company by John Borst, Jr., Vice President-General Counsel of the Company, and by Sidley & Austin, Chicago, Illinois. As of December 31, 1993, Mr. Borst owned beneficially 4,925 shares of Common Stock (of which 2,021 shares are held in the Zenith Salaried Profit Sharing Retirement Plan) and held options to purchase 37,596 shares, of which 25,596 were exercisable as of such date, of Common Stock.

                                    EXPERTS

    The Consolidated Financial Statements and Schedules of Zenith Electronics Corporation and Subsidiaries included and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1992, which are incorporated herein by reference in this Prospectus, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, (which contain an explanatory paragraph that states the Company has incurred losses from continuing operations of $105.9 million, $51.6 million and $54.2 million in 1992, 1991 and 1990, respectively, and that management's plan for meeting obligations as they come due is summarized in Note 2 to the consolidated financial statements) and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated to be:

 SEC Filing Fee...................................................  $  18,414
*NYSE Fee.........................................................     24,000
*Printing and Engraving...........................................      5,000
*Accounting Fees..................................................      2,000
*Legal Fees and Expenses..........................................     15,000
*Blue Sky Fees and Expenses.......................................      2,000
*Miscellaneous....................................................        586
                                                                    ---------
    Total.........................................................  $  67,000
                                                                    ---------
                                                                    ---------

- ------------------------
*Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Reference is made to Section 145 ("Section 145") of the Delaware General Corporation Law of the State of Delaware (the "Delaware GCL") which provides for indemnification of directors and officers in certain circumstances.

    In accordance with Section 102(b)(7) of the Delaware GCL, the Company's Restated Certificate of Incorporation, as amended, provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) under Section 174 of the Delaware GCL (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

    The Restated Certificate of Incorporation, as amended, of the Company provides for indemnification of directors and officers to the full extent provided by the Delaware GCL, as amended from time to time. It states that the indemnification provided therein shall not be deemed exclusive. The Company may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify him against such expense, liability or loss, under the provisions of the Delaware GCL.

    The Company has entered into agreements with each of its directors and officers pursuant to which it has agreed to indemnify each such person under certain circumstances.

    Pursuant to Section 145 and the Certificate of Incorporation, the Company maintains directors' and officers' liability insurance coverage.

ITEM 16.  EXHIBITS.

    EXHIBIT
    NUMBER                             DESCRIPTION OF EXHIBIT
  -----------   ---------------------------------------------------------------------
         4(a)   Restated Certificate of Incorporation of the Company, as amended
                 (incorporated by reference to Exhibit 3(a) to the Company's Annual
                 Report on Form 10-K for the year ended December 31, 1992).
         4(b)   Certificate of Amendment to Restated Certificate of Incorporation of
                 the Company dated May 4, 1993 (incorporated by reference to Exhibit
                 4(l) of the Company's Quarterly Report on Form 10-Q quarter ended
                 April 3, 1993).
         4(c)   By-laws of the Company, as amended (incorporated by reference to
                 Exhibit 3 to the Company's Current Report on Form 8-K , dated
                 January 31, 1994).
         4(d)   Specimen certificate representing Common Stock, $1.00 par value
                 (incorporated by reference to Exhibit 4(c) to the Company's
                 Registration Statement on Form S-3, Registration Number 33-15277).

    EXHIBIT
    NUMBER                             DESCRIPTION OF EXHIBIT
  -----------   ---------------------------------------------------------------------
         4(e)   Stockholder Rights Agreement, dated as of October 3, 1986
                 (incorporated by reference to Exhibit 4c of the Company's Quarterly
                 Report on Form 10-Q for the quarter ended September 28, 1991).
         4(f)   Amendment, dated April 26, 1988, to Stockholder Rights Agreement
                 (incorporated by reference to Exhibit 4(d) of the Company's
                 Quarterly Report on Form 10-Q for the quarter ended April 3, 1993).
         4(g)   Amended and Restated Summary of Rights to Purchase Common Stock
                 (incorporated by reference to Exhibit 4(e) of the Company's
                 Quarterly Report on Form 10-Q for the quarter ended July 3, 1993).
         4(h)   Amendment, dated July 7, 1988, to Stockholder Rights Agreement
                 (incorporated by reference to Exhibit 4(f) of the Company's
                 Quarterly Report on Form 10-Q for the quarter ended July 3, 1993).
         4(i)   Agreement, dated May 23, 1991, among Zenith Electronics Corporation,
                 The First National Bank of Boston and Harris Trust and Savings Bank
                 (incorporated by reference to Exhibit 1 of Form 8 dated May 30,
                 1991).
         4(j)   Amendment, dated May 24, 1991, to Stockholder Rights Agreement
                 (incorporated by reference to Exhibit 2 of Form 8 dated May 30,
                 1991).
         4(k)   Agreement, dated as of February 1, 1993, among Zenith Electronics
                 Corporation, The Bank of New York and Harris Trust and Savings Bank
                 (incorporated by reference to Exhibit 1 to Form 8 dated March 25,
                 1993).
         4(l)   Credit Agreement, dated as of May 21,1993, with General Electric
                 Capital Corporation, as agent and lender, and the other lenders named therein (incorporated by reference to Exhibit 4 of the
                 Company's Current Report on Form 8-K dated May 21, 1993).
         4(m)   Amendment No. 1 dated November 8, 1993 to the Credit Agreement dated
                 May 21, 1993, with General Electric Capital Corporation, as agent and lender, and the other lenders named therein (incorporated by reference to Exhibit 4(b) of the Company's Current Report on Form
                 8-K dated November 19, 1993).
         4(n)   Amendment No. 3 dated January 7, 1994 to the Credit Agreement dated
                 May 21, 1993, with General Electric Capital Corporation, as agent and lender, The Bank of New York Commercial Corporation, as lender, and Congress Financial Corporation, as lender (incorporated by reference to Exhibit 4(b) of the Company's Current Report on Form
                 8-K dated January 11, 1994).
         4(o)   Fourth Amendment dated January 28, 1994 to the Credit Agreement dated
                 May 21, 1993, with General Electric Capital Corporation, as agent and lender, The Bank of New York Capital Corporation, as lender, and
                 Congress Financial Corporation, as lender (incorporated by reference to Exhibit 4 of the Company's Current Report on Form 8-K dated
                 January 31, 1994).
         4(p)   Debenture Purchase Agreement dated as of November 19, 1993 with the institutional investors named therein (incorporated by reference to
                 Exhibit 4(a) of the Company's Current Report on Form 8-K dated
                 November 19, 1993).
         4(q)   Amendment No. 1 dated as of November 24, 1993 to the Debenture
                 Purchase Agreement dated as of November 19, 1993 with the
                 institutional investor named therein (incorporated by reference to
                 Exhibit 4(a) of the Company's Current Report on Form 8-K dated
                 November 24, 1993).
         4(r)   Amendment No. 2 dated as of January 11, 1994 to the Debenture
                 Purchase Agreement dated as of November 19, 1993 (incorporated by reference to Exhibit 4(c) of the Company's Current Report on Form
                 8-K dated January 11, 1994).

    EXHIBIT
    NUMBER                             DESCRIPTION OF EXHIBIT
  -----------   ---------------------------------------------------------------------
         4(s)   Debenture Purchase Agreement dated as of January 11, 1994 with the institutional investor named therein (incorporated by reference to
                 Exhibit 4(a) of the Company's Current Report on Form 8-K dated
                 January 11, 1994).
         5      Opinion of John Borst, Jr.*
        10(a)   Investment Agreement dated as of March 25, 1993 between Zenith
                 Electronics Corporation and Fletcher Capital Markets, Inc.
                 (incorporated by reference to Exhibit 1 of the Company's Current
                 Report on Form 8-K dated March 26, 1993).
        10(b)   Investment Agreement dated as of July 29, 1993 between Zenith
                 Electronics Corporation and Fletcher Capital Markets, Inc.
                 (incorporated by reference to Exhibit 5(a) of the Company's Current
                 Report on Form 8-K dated July 29, 1993).
        23(a)   Consent of Arthur Andersen & Co.*
        23(b)   The consent of John Borst, Jr. is contained in his opinion filed as
                 Exhibit 5 to this Registration Statement.
        24      Powers of Attorney.*

- ------------------------
 *Filed herewith

ITEM 17.  UNDERTAKINGS.

    The Company hereby undertakes (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with
respect   to  the  plan  of  distribution   not  previously  disclosed  in  this
Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if this Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (5) that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (6) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glenview, State of Illinois on February 3, 1994.

                                          ZENITH ELECTRONICS CORPORATION

                                          By:        /s/ Jerry K. Pearlman
                                             -----------------------------------
                                             Jerry K. Pearlman
                                             Chairman and
                                             Chief Executive Officer

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below on February 3, 1994 by the following persons in the capacities indicated:

            /s/ Jerry K. Pearlman               Director, Chairman and Chief Executive Officer
 --------------------------------------------   (Principal Executive Officer)
              Jerry K. Pearlman
              /s/ Kell B. Benson                Vice President-Finance and Chief Financial
 --------------------------------------------   Officer (Principal Financial and Principal
                Kell B. Benson                  Accounting Officer).
                                 *              Director
 --------------------------------------------
               Harry G. Beckner
                                 *              Director
 --------------------------------------------
              T. Kimball Brooker
                                 *              Director
 --------------------------------------------
                David H. Cohen
                                 *              Director
 --------------------------------------------
               Charles Marshall
                                 *              Director
 --------------------------------------------
              Gerald M. McCarthy
                                 *              Director
 --------------------------------------------
              Andrew McNally IV
                                 *              Director
 --------------------------------------------
              Albin F. Moschner
                                 *              Director
 --------------------------------------------
              Peter S. Willmott
*By:        /s/ David S. Levin
      ----------------------------------------
                David S. Levin
              (Attorney-in-fact)

                                 EXHIBIT INDEX

                                                                          SEQUENTIAL
EXHIBIT                                                                      PAGE
NUMBER                       DESCRIPTION OF EXHIBIT                         NUMBER
- -------  ---------------------------------------------------------------  ----------
  4(a)   Restated Certificate of Incorporation of the Company, as
          amended (incorporated by reference to Exhibit 3(a) to the
          Company's Annual Report on Form 10-K for the year ended
          December 31, 1992).
  4(b)   Certificate of Amendment to Restated Certificate of
          Incorporation of the Company dated May 4, 1993 (incorporated by reference to Exhibit 4(l) of the Company's Quarterly Report on Form 10-Q quarter ended April 3, 1993).
  4(c)   By-laws of the Company, as amended (incorporated by reference to Exhibit 3 to the Company's Current Report on Form 8-K,
          dated January 31, 1994).
  4(d)   Specimen certificate representing Common Stock, $1.00 par value
          (incorporated by reference to Exhibit 4(c) to the Company's
          Registration Statement on Form S-3, Registration Number
          33-15277).
  4(e)   Stockholder Rights Agreement, dated as of October 3, 1986
          (incorporated by reference to Exhibit 4c of the Company's
          Quarterly Report on Form 10-Q for the quarter ended September
          28, 1991).
  4(f)   Amendment, dated April 26, 1988, to Stockholder Rights
          Agreement (incorporated by reference to Exhibit 4(d) of the
          Company's Quarterly Report on Form 10-Q for the quarter ended
          April 3, 1993).
  4(g)   Amended and Restated Summary of Rights to Purchase Common Stock
          (incorporated by reference to Exhibit 4(e) of the Company's
          Quarterly Report on Form 10-Q for the quarter ended July 3,
          1993).
  4(h)   Amendment, dated July 7, 1988, to Stockholder Rights Agreement
          (incorporated by reference to Exhibit 4(f) of the Company's
          Quarterly Report on Form 10-Q for the quarter ended July 3,
          1993).
  4(i)   Agreement, dated May 23, 1991, among Zenith Electronics
          Corporation, The First National Bank of Boston and Harris
          Trust and Savings Bank (incorporated by reference to Exhibit 1 of Form 8 dated May 30, 1991).
  4(j)   Amendment, dated May 24, 1991, to Stockholder Rights Agreement
          (incorporated by reference to Exhibit 2 of Form 8 dated May
          30, 1991).
  4(k)   Agreement, dated as of February 1, 1993, among Zenith
          Electronics Corporation, The Bank of New York and Harris Trust
          and Savings Bank (incorporated by reference to Exhibit 1 to
          Form 8 dated March 25, 1993).
  4(l)   Credit Agreement, dated as of May 21,1993, with General
          Electric Capital Corporation, as agent and lender, and the other lenders named therein (incorporated by reference to
          Exhibit 4 of the Company's Current Report on Form 8-K dated
          May 21, 1993).
  4(m)   Amendment No. 1 dated November 8, 1993 to the Credit Agreement dated May 21, 1993, with General Electric Capital Corporation, as agent and lender, and the other lenders named therein
          (incorporated by reference to Exhibit 4(b) of the Company's
          Current Report on Form 8-K dated November 19, 1993).
  4(n)   Amendment No. 3 dated January 7, 1994 to the Credit Agreement dated May 21, 1993, with General Electric Capital Corporation, as agent and lender, The Bank of New York Commercial
          Corporation, as lender, and Congress Financial Corporation, as lender (incorporated by reference to Exhibit 4(b) of the
          Company's Current Report on Form 8-K dated January 11, 1994).

                                                                          SEQUENTIAL
EXHIBIT                                                                      PAGE
NUMBER                       DESCRIPTION OF EXHIBIT                         NUMBER
- -------  ---------------------------------------------------------------  ----------
  4(o)   Fourth Amendment dated January 28, 1994 to the Credit Agreement dated May 21, 1993, with General Electric Capital Corporation, as agent and lender, The Bank of New York Commercial
          Corporation, as lender, and Congress Financial Corporation, as lender (incorporated by reference to Exhibit 4 of the
          Company's Current Report on Form 8-K dated January 31, 1994).
  4(p)   Debenture Purchase Agreement dated as of November 19, 1993 with the institutional investors named therein (incorporated by reference to Exhibit 4(a) of the Company's Current Report on
          Form 8-K dated November 19, 1993).
  4(q)   Amendment No. 1 dated as of November 24, 1993 to the Debenture
          Purchase Agreement dated as of November 19, 1993 with the
          institutional investor named therein (incorporated by
          reference to Exhibit 4(a) of the Company's Current Report on
          Form 8-K dated November 24, 1993).
  4(r)   Amendment No. 2 dated as of January 11, 1994 to the Debenture
          Purchase Agreement dated as of November 19, 1993 (incorporated by reference to Exhibit 4(c) of the Company's Current Report on Form 8-K dated January 11, 1994).
  4(s)   Debenture Purchase Agreement dated as of January 11, 1994 with the institutional investor named therein (incorporated by
          reference to Exhibit 4(a) of the Company's Current Report on
          Form 8-K dated January 11, 1994).
  5      Opinion of John Borst, Jr.*
 10(a)   Investment Agreement dated as of March 25, 1993 between Zenith
          Electronics Corporation and Fletcher Capital Markets, Inc.
          (incorporated by reference to Exhibit 1 of the Company's
          Current Report on Form 8-K dated March 26, 1993).
 10(b)   Investment Agreement dated as of July 29, 1993 between Zenith
          Electronics Corporation and Fletcher Capital Markets, Inc.
          (incorporated by reference to Exhibit 5(a) of the Company's
          Current Report on Form 8-K dated July 29, 1993).
 23(a)   Consent of Arthur Andersen & Co.*
 23(b)   The consent of John Borst, Jr. is contained in his opinion filed as Exhibit 5 to this Registration Statement.
 24      Powers of Attorney.*

- ------------------------
 *Filed herewith